


06006358

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24116

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westmoreland Capital Corporation

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2350 North Forest Road
_____
(No. and Street)

Getzville,   New York   14068
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph M. Jayson   716-636-0280
_____
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Toski, Schaefer & Co., P.C.
_____
                        (Name – if individual, state last, first, middle name)

555 International Drive   Williamsville,   New York   14221
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)

Financial Statements and Supplemental Schedule

Year ended December 31, 2005

(With Independent Auditor's Report and
Supplemental Report on Internal Control)

OATH OR AFFIRMATION

I, ___Joseph M. Jayson_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Westmoreland Capital Corporation_____ , as
of ___December 31_____ , 20 05 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

N/A - None_____

_____

Signature

President
Title

Notary Public

CAROL LYNN PLATTER
NOTARY PUBLIC, State of New York
Qualified in Erie County
My Commission Expires March 10, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TOSKI, SCHAEFER & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

555 INTERNATIONAL DRIVE

WILLIAMSVILLE, NEW YORK 14221

TELEPHONE (716) 634-0700

FAX (716) 634-0764

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Westmoreland Capital Corporation
(A Wholly-Owned Subsidiary of J.M. Jayson & Company, Inc.):

We have audited the following financial statements of Westmoreland Capital Corporation (the Company) for the year ended December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	3
Statement of Operations	4
Statement of Cash Flows	5
Statement of Stockholder's Equity	6

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Westmoreland Capital Corporation at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Westmoreland Capital Corporation as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers	
Pursuant to Rule 15c3-1 of the Securities	
Exchange Act of 1934	9

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Toski, Schaefer & Co. P.C.

Williamsville, New York
February 20, 2006

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)
Statement of Financial Condition
December 31, 2005

Assets

Current assets:		
Cash	$	14,738
Other assets		1,242
Total current assets		15,980
Tax benefit receivable from affiliates		71,009
Total assets	$	86,989

Liabilities and Stockholder's Equity

Liabilites:		
Accounts payable		1,746
Commissions payable		6,571
Total liabilities		8,317
Stockholder's equity:		
Common stock, no par value, 200 shares authorized;		
5 shares issued and outstanding		5,500
Additional paid-in capital		305,457
Accumulated deficit		(232,285)
Total stockholder's equity		78,672
Total liabilities and stockholder's equity	$	86,989

See accompanying notes to financial statements.

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)
Statement of Operations
Year ended December 31, 2005

Operating income:		
Commissions	$	32,794
Other		3,736
Total operating income		36,530
Operating expenses:		
Commissions		32,999
Professional fees		1,700
Fees and subscriptions		2,610
Insurance		814
Tax		246
Office supplies		800
Other		32
Total operating expenses		39,201
Net loss	$	(2,671)

See accompanying notes to financial statements.

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)
Statement of Cash Flows
Year ended December 31, 2005

Cash flows provided by operating activities:	
Net loss	$ (2,671)
Adjustments to reconcile net loss to net cash used	
in operating activities:	
Changes in:	
Receivables	134
Other assets	(993)
Accounts payable	(654)
Commissions payable	1,329
Net cash used in operating activities	(2,855)
Cash at beginning of year	17,593
Cash at end of year	$ 14,738
Supplemental disclosure of cash flow information - cash paid	
during the year for taxes	$ 100

See accompanying notes to financial statements.

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)
Statement of Stockholder's Equity
Year ended December 31, 2005

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balances at December 31, 2004	$ 5,500	305,457	(229,614)	81,343
Net loss	-	-	(2,671)	(2,671)
Balances at December 31, 2005	$ 5,500	305,457	(232,285)	78,672

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Westmoreland Capital Corporation (the Company), a wholly-owned subsidiary of J.M. Jayson & Company, Inc., is engaged principally in the sale of mutual fund investments and units of limited partnership interest.

(b) Basis of Accounting

The books of account are maintained and financial statements are prepared on the accrual method of accounting. Under this accrual method, revenues are recorded when earned and expenses are recorded when incurred.

(c) Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Cash

Cash includes money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

(2) Related Party Transactions

The Company has commissions expenses included in commissions payable due to U.S. Energy Development Corporation amounting to $1,710 at December 31, 2005. Mr. Joseph M. Jayson is the sole stockholder of U.S. Energy Development Corporation and J.M. Jayson & Company, Inc.

J.M. Jayson & Company, Inc. provides office space and charges the Company for legal, accounting and tax services as well as office supplies. The total for these charges during 2005 amounted to $800.

The Company is engaged principally in the sale of mutual fund investments and units of limited partnership interest. These units of limited partnership interest are primarily for ventures in which its parent company or affiliates are involved.

(3) Income Taxes

The taxable income of the Company is included in the consolidated federal income tax return of J.M. Jayson & Company, Inc. Federal income tax expense is based on an allocation from J.M. Jayson & Company, Inc. The Company files separate state income tax returns. The Company paid $100 in state taxes for the year ended December 31, 2005. The federal tax benefit receivable as of December 31, 2005 amounted to $71,009. There are no material temporary differences giving rise to deferred taxes.

(4) Net Capital Requirements

The Company is subject to the net capital requirements of the SEC and the NASD. The Company must maintain net capital, as defined, of the greater of $5,000 or one-fifteenth of its aggregate indebtedness, as defined. At December 31, 2005, the Company's net capital and excess net capital were $6,421 and $1,421, respectively. The ratio of aggregate indebtedness to net capital was approximately 1.30 to 1.

(5) Reserve Requirement

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker dealers regarding the physical possession or control of fully-paid and excess margin securities. There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Company's business (see Note 1) these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

(6) Reconciliation of Focus Report

Rule 17a-5(d)(4) under the Securities Exchange Act of 1934 requires a reconciliation of the audited computation and the broker-dealer's corresponding unaudited Part IIA. After review of Form X-17A-5 presented by the Company, no material differences exist.

Computation of Net Capital Pursuant to Rule 15c3-1 of
The Securities and Exchange Commission
As of December 31, 2005

Total stockholder's equity from statement of financial condition	$ 78,672
Non-allowable assets from statement of financial condition	72,251
Net capital	6,421
Computation of basic net capital requirement - net capital requirement (greater of 6 2/3% of aggregate indebtedness $554 or $5,000)	5,000
Excess net capital	$ 1,421
Aggregate indebtedness:	
Accounts payable	1,746
Commissions payable	6,571
	$ 8,317
Ratio: Aggregate indebtedness to net capital	1.30 to 1

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Toski, Schaefer & Co, P.C.

Williamsville, New York
February 20, 2006